SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 333-172647

CUSIP Number: 64129T108

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:	December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full name of registrant:	Neurotrope, Inc.

Address of Principal Executive Office:	10732 Hawk’s Vista Street

City, State and Zip Code:	Plantation, FL 33324

Copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, Form N-SAR or Form N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 (the “Report”) by the prescribed date of March 31, 2014, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifteenth (15th) calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes     ☐  No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Year ended December 31, 2013

Revenues

The Company has not generated any revenues for the year ended December 31, 2013.

Operating Expenses

Overview

Total operating expenses for the year ended December 31, 2013 were $7,590,782. Most significantly, during this period, the Company incurred related party research and development expenses for its ongoing development of its future diagnostic testing and pharmaceutical products in collaboration with the Blanchette Rockefeller Neurosciences Institute (“BRNI”), administrative expenses to manage the Company’s business and non-cash expenses associated with the issuance of stock-based compensation.

Research and Development Expenses

For the year ended December 31, 2013, the Company incurred $1,367,644 to BRNI for ongoing research and development principally relating to the development of the Company’s diagnostic and therapeutic products. Of these expenses, $867,386 relate to the continuing development of the Company’s Alzheimer’s Disease (“AD”) diagnostic product, $194,630 relates to the development of the Company’s AD therapeutic product, $248,319 was paid for patent expenses associated with the two technology platforms licensed from BRNI, and $51,200 was incurred to fund an ongoing compassionate use protocol with the Company’s AD therapeutic product under development.

General and Administrative Expenses

The Company incurred related party general and administrative expenses totaling $4,301,731 during the year ended December 31, 2013. Of this amount, approximately $2.85 million related to issuance of stock options as a non-cash expense, approximately $1.0 was paid to BRNI as a prepaid royalty against future royalties payable to BRNI upon commercialization of licensed technologies, $305,932 was incurred for salaries, taxes, insurance, travel expenses and accrued vacation of our Chief Executive Officer, $42,972 was incurred for financial and business development consulting expenses, $45,000 was paid to our Chairman for services provided to the Company and $14,332 was incurred for travel, insurance and other administrative expenses associated with Company operating activities.

The Company incurred $1,921,407 of other general and administrative expenses for the year ended December 31, 2013. $731,056 was incurred for legal expenses, principally relating to the BRNI licensing agreement and for the closing of the Company’s merger and private placement financing, $451,348 was incurred for outside operations consulting services, $241,822 was incurred for issuance of stock options as a non-cash expense, $268,199 was incurred for professional fees associated with financial and accounting advisory services, $105,111 was incurred for salary, vacation and payroll expenses for our Chief Financial Officer, $43,303 was incurred for accounting services and $104,708 was incurred for office supplies, insurance, license fees, filing costs and other expenses.

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Other Income

The Company earned $1,378 of interest income for the year ended December 31, 2013 on funds temporarily deposited in an interest bearing money market account.

Fiscal year ended December 31, 2012

Revenues

The Company did not generate revenues for the year ended December 31, 2012.

Operating Expenses

Overview

Total operating expenses for the year ended December 31, 2012 were $1,437,793. Most significantly, during this period, the Company incurred related party research and development expenses for its ongoing development of its future diagnostic testing and pharmaceutical product in collaboration with BRNI and administrative expenses to manage the Company’s business.

Research and Development Expenses

For the year ended December 31, 2012, the Company incurred expenses to BRNI totaling $983,491 for ongoing research and development incurred to fund the Company’s use of BRNI resources.

General and Administrative Expenses

The Company incurred related party general and administrative expenses totaling $257,145. Of this amount, $139,901 was incurred by BRNI for expenses associated with patent estate maintenance and licensing and administrative services provided to the Company, $41,667 was incurred for consulting fees paid to our current Chief Executive Officer (who was acting as a consultant rather than an employee at that time) and $27,552 was incurred for travel expenses.

The Company incurred $197,157 of general and administrative salaries for the year ended December 31, 2012. $193,594 was incurred for legal expenses, principally relating to the Company licensing agreement with BRNI and employment agreement expenses and $3,562 was incurred for professional fees associated with financial and accounting advisory services.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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Neurotrope, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: April 1, 2014

By:	/s/ Robert Weinstein
Name:	Robert Weinstein
Title:	Chief Financial Officer

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